Exhibit 16.1
June 15, 2021

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Ameris Bancorp’s statements included under Item 4.01 of its Form 8-K dated June 15, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the audit committee approved the selection of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year December 31, 2021, the statement made in the last sentence of the 1st paragraph, and the statements made in the fifth paragraph.

/s/ Crowe LLP

Crowe LLP
Atlanta, Georgia

cc:    Mr. Robert Lynch
    Audit Committee Chairman
Ameris Bancorp